EXHIBIT 4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock of Independent Bank Corporation (the “Company”). This summary does not purport to be complete in all respects and is subject to and qualified in its entirety by reference to the Company’s Restated Articles of Incorporation and Amended and Restated Bylaws, each of which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4 is a part.

Authorized Capital Stock

The Company’s authorized capital stock consists of 500,000,000 shares of common stock and 200,000 shares of preferred stock. As of December 31, 2019, there were 22,481,643 shares of common stock outstanding and no shares of preferred stock outstanding.

Dividend and Liquidation Rights

Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, if any, the holders of common stock are entitled to receive:

•	dividends when, as, and if declared by the Company’s Board of Directors out of funds legally available for the payment of dividends; and

•
in the event of dissolution of the Company, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of preferred stock, as provided in the Restated Articles of Incorporation.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of common stock have no cumulative voting rights.

The Company’s Restated Articles of Incorporation provide that the Company’s Board of Directors be divided into three classes of nearly equal size, with the classes to hold office for staggered terms of three years each.

The vote required for the election of a director shall, except in a contested election, be the affirmative vote of a majority of the votes cast in the election of a nominee. For this purpose, a “majority of the votes cast” means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election. Abstentions and broker non-votes are not counted as votes cast either “for” or “against” a director’s election. In a contested election, directors are elected by a plurality of the votes cast at the meeting of shareholders. An election is considered contested if there are more nominees for election than positions on the Board of Directors to be filled by election at that meeting.

Listing

The Company’s common stock is currently traded on the Nasdaq Global Select Market under the symbol “IBCP.”

Applicable Anti-Takeover Provisions

As a bank holding company, the acquisition of large interests in the Company’s common stock is subject to certain limitations. The federal Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of the Company’s common stock would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company. In addition, a company is required to obtain the approval of the Federal Reserve Board under the federal Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding voting stock of a bank holding company, or otherwise obtaining control or a “controlling influence” over that bank holding company. These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions, and other large investments in the Company’s common stock that may otherwise be in the best interests of the Company.

In addition to the foregoing limitations, the Restated Articles of Incorporation and Amended and Restated Bylaws of the Company contain provisions that could also have an anti-takeover effect. Some of the provisions also may make it difficult for shareholders to replace incumbent directors with new directors who may be willing to entertain changes that shareholders may believe will lead to improvements in the combined company’s business.

Other

All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase or subscribe for any additional shares of common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the Company’s common stock.

The transfer agent for the Company’s common stock is Broadridge Corporate Issuer Solutions, Inc., P.O. Box 1342, Brentwood, NY  11717.